

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via Email
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

      Re: Professional Diversity Network, LLC
              Amendment No. 7 to Registration Statement on Form S-1
              Filed November 16, 2012
              File No. 333-181594

Dear Mr. Kirsch:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Firm Commitment Underwritten IPO prospectus

General

1.   We note your new disclosure regarding the termination of your agreement with Monster Worldwide on December 31, 2012. Given that you have historically generated a substantial portion of your revenues from this agreement, please expand your disclosure in the relevant portions of the prospectus, including the prospectus summary and Management's Discussion and Analysis section, to discuss the impact of the termination of the agreement on the company's business and financial position. In this regard, consider explaining whether you expect revenues to decline and quantifying the costs associated with hiring additional personnel to focus on direct marketing activities and the costs associated with fulfilling sales of your products and services in 2013 that Monster sold in 2012. It appears that you should provide additional context and a balanced discussion regarding the impact of the termination of this significant agreement, rather than stating that the "market conditions are favorable to pursue other sources of recruitment revenue."

2.   Consistent with your request for confidential treatment, please expand your description to discuss the material terms of the agreement with LinkedIn, including the economic terms of the arrangement. It is unclear what the financial impact of this agreement will be for the company and what the terms are for the "quarterly payments" that you reference in

the prospectus. Similar revisions should be made to your subsequent event footnote disclosures on page F-18.

3.   It appears that you have submitted a new request for confidential treatment for certain exhibits. Please be advised that we will review the application and provide comments separately. Any such comments must be resolved prior to the effective date of the registration statement.

4.   Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Prospectus Summary

Monster Worldwide, page 2

5.   You state that under your agreement with Monster Worldwide you are required to fulfill services in 2013 that Monster Worldwide sold prior to the expiration of your agreement. Further on page 9 you state that sales of your products and services by Monster Worldwide to be fulfilled in 2013 may adversely impact demand for your products and services in 2013. Please expand these disclosures to specifically describe the sales and products you are required to fulfill in 2013 and the circumstances creating such requirements.   Also, revise to clarify why the fulfillment of these sales may adversely impact demand for your products and services. In addition, disclose the amount of estimated additional costs you will incur in performing such services. Similar revisions should be made to your disclosures on page 38.

6.   Please revise the first paragraph of the prospectus summary that states that you have a strategic partnership with Monster Worldwide to reflect the current status of your relationship. Further, consider revising the prospectus summary so that the historic discussion of your relationship with Monster is not prominently presented on page 2 of the summary given the upcoming termination of the contract.

Risk Factors

Our revenues have been highly dependent on two customers…, page 17

7.   We note that this risk factor discusses several distinct risks to the company that should be discussed under separate subheadings. For example, the risk associated with the termination of the agreement with Monster Worldwide is different from the risks associated with your new agreement with LinkedIn and separate from your risks associated with the fact that you currently do not have the capability and ability to

successfully develop a direct marketing and sales function. Please revise to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

We expect to face increasing competition in the market for online professional networks…, page 19

8.   It appears that you have deleted the reference to LinkedIn as a potential competitor of the company in the risk factors on page 19 and in the business section on page 66. We note that your agreement does not prohibit LinkedIn from selling its own or any third party's diversity recruitment products and services. It appears that this is material information that should be included in both the risk factor subheading and the text of the risk factor. Please tell us why you have deleted this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

LinkedIn, page 39

9.   Your disclosures throughout the filing refer to the company's inability to sell your diversity-based recruitment products and services, directly or indirectly, to a restricted account list. Please explain further the restrictive nature of this list and describe the companies or type of companies that are included on this list. Also, revise your disclosures to clarify where you are able to market your diversity-based recruitment products and services given the restrictions imposed by the LinkedIn agreement.

Liquidity and Capital Resources, page 48

10. Please revise your disclosures to clarify what you mean by the statement that your obligation to fulfill commitments made by Monster Worldwide in 2013 will limit your ability to fully access the entire market demand during the course of 2013.

Notes to Financial Statements

Note 10. Customer Concentration, page F-15

11. Please revise your disclosures in Note 10 to include a discussion regarding the fact that your agreement with Monster Worldwide will expire on December 31, 2012 and will not be renewed and the impact that the loss of this agreement will have on your financial condition and results of operations. Similar revisions should be made to your disclosures in Note 2 where you state that "management does not currently anticipate that the business will experience any significant changes in its near term financial condition as it relates to the ongoing conduct of its business."

IPO CSOP Prospectus

12.   Please include disclosure in an appropriate section of the prospectus to explain why you refer to the IPO CSOP as "The Social IPO."

13.   We note that you intend to file the Form of the Technology and Services Agreement among Professional Diversity Network LLC, LOYAL3 Securities, Inc. and LOYAL3 Labs, Inc. Please tell us why you do not expect to have a final agreement in place before the effective date of the registration statement. Also, please tell us whether this agreement covers all of the services that the Loyal3 entities will provide to you in connection with the IPO CSOP.

        You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Brian Lee, Esq.
        SNR Denton US LLP